Exhibit 99.1

Ballard announces orders for over 170 hydrogen fuel cell engines to power Solaris buses in Europe

VANCOUVER, BC and BOLECHOWO, Poland, Oct. 10, 2023 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced multiple purchase orders totaling 177 hydrogen fuel cell engines from long-standing customer Solaris Bus & Coach sp. z o.o. ("Solaris"; www.solarisbus.com), a leading European bus manufacturer deploying hydrogen-powered city buses across the continent. Ballard expects limited initial deliveries of the 177 fuel cell engines in 2023, with the remainder to ship from 2024 through 2026.

The orders include the supply of fuel cell engines to support the largest announced deployment of a fleet of fuel cell city buses in Europe, with 127 Solaris fuel cell buses to be deployed in Bologna, Italy. Ballard also received orders for a further 50 modules to power Solaris fuel cell buses in Germany and Italy. The number of engines ordered by Solaris year-to-date now exceeds 270, representing substantial growth over the more than 140 fuel cell city buses that Solaris has deployed with customers in Europe to date.

"We're thrilled to see the continued success of our partner Solaris as they secure tender wins for fuel cell city bus deployments in Europe, further validating the value proposition of hydrogen-fueled buses to transit operators in the region," said David Mucciacciaro, Ballard Chief Commercial Officer. "There is growing interest in Europe for larger deployments of zero-emission, fuel cell electric buses that offer range, refueling time, and operating rhythm consistent with legacy diesel bus experience, while also avoiding the challenges and costs associated with scaling recharging infrastructure for larger fleets of battery electric buses."

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product deliveries, customer deployments, and market adoption. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Ballard Power Systems: Kate Charlton - VP Corporate Finance & Investor Relations, +1.604.453.3939 or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 10-OCT-23